Filed Pursuant to Rule 253(g)(2)

File No. 024-11552

Offering Circular Supplemental No. 2

Gratus Capital Properties Fund III, LLC

(the “Company”)

Supplemental No. 2 Dated October 1, 2024

to the Offering Circular dated March 7, 2024

This document supplements, and should be read in conjunction with, the offering circular of Gratus Capital Properties Fund III, LLC (“we”, “our” or “us”), dated March 7, 2024, as filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

On May 3, 2024 the Company purchasing a 12.07% equity interest in Enclave Compass II, a North Dakota limited liability company, for approximately $600,000, representing an investment in a project with a total equity value of approximately $4,968,977. The project involves the development of an 83-unit apartment building located at 600 30th Ave S, Moorhead, MN 56560, spanning 2.5 acres. Enclave Development, serving as both the developer and general contractor, began construction in November 2023 and plans to complete the project by January 2025. As of October 1, 2024, the Company has contributed approximately $400,000 and has agreed to contribute the remaining $200,120 to Enclave Compass II on or about November 30, 2024. If it makes the contribution on that date, the Company will also pay an additional $6,710.87 (calculated at 8% non-compounding interest on the $200,120 in uncontributed capital beginning on (June 30, 2024) to offset the financial impacts of the late contribution.

The Securities and Exchange Commission, or SEC, allows us to incorporate by reference into the offering circular certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of the offering circular. We incorporate by reference all of the information contained in our Semi-Annual Report on Form 1-SA, which we filed with the SEC on September 30, 2024, a copy of which may be accessed here.